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                    March 28, 2023

       David Massey
       Chief Executive Officer
       Solar Integrated Roofing Corp.
       2831 St. Rose Pkwy #200
       Henderson, NV 89052

                                                        Re: Solar Integrated
Roofing Corp.
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Filed November 9,
2022
                                                            File No. 000-56256

       Dear David Massey:

               We issued comments to you on the above captioned filing on November 21, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by April 10, 2023.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Isabel Rivera at 202-551-3518 or Jeffrey Gabor at 202-551-2544 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Real Estate & Construction
       cc:                                              Lance Brunson